Exhibit 99.1

GETTY COPPER INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(stated in Canadian dollars)

(UNAUDITED)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the "Issuer")
Financial Statements for the Three Months Ending March 31, 2011

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(stated in Canadian dollars)

	March 31, 2011	December 31, 2010
ASSETS

Current Assets
Cash	$262,524	$384,840
Accounts receivable	52,298	10,978
Prepaid expenses	22,442	18,663
	337,264	414,481

Exploration and Evaluation Assets (Note 6)	4,964,268	4,572,537
Property, Building and Equipment (Note 7)	130,248	129,319
	$5,431,780	$5,116,337

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Note 17)	$207,428	$245,879
Provisions	18,000	18,000
Subscriptions received	420,000	-
Current portion of mortgage payable (Note 10)	3,131	3,074
	648,559	266,953

Indemnity (Note 9 )	559,584	551,447
Mortgage Payable (Note 10)	78,780	79,584
	638,364	631,031

	1,286,923	897,984

SHAREHOLDERS’ EQUITY

Share Capital (Note 12(b))	22,064,202	22,064,202
Contributed Surplus (Note 13)	1,232,430	1,232,430
Deficit	(19,151,775)	(19,078,279)

	4,144,857	4,218,353

	$5,431,780	$5,116,337

Continuing Operations (Note 4)
Commitments and Contingencies (Note 16)

Approved by the Directors:

“Donald R. Willoughby”

“Corby Anderson”

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
CONDENSED INTERIM STATEMENTS OF OPERATIONS, DEFICIT AND
COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31,
(Unaudited)
(stated in Canadian dollars)

	2011	2010
	$	$

Expenses:
Amortization	201	224
Bank charges & interest	49	73
Filing fees	3,340	1,250
Interest - long term (Note 17)	9,658	10,451
Insurance	733	702
Management fees (Note 17)	7,500	7,500
Marketing & promotion	7,086	195
Office & miscellaneous	3,997	972
Professional fees (Note 17)	22,925	24,785
Rent (Note 17)	1,500	1,500
Telephone	1,790	2,407
Transfer fees	2,676	2,775
Travel	2,827	1,496
Wages & benefits	9,620	9,420
	73,902	63,750

Other Income:
Interest income	(406)	(115)

Net and comprehensive loss for the three months ending March 31	(73,496)	(63,635)

Deficit, beginning	(19,078,279)	(18,771,380)
Deficit, ending	(19,151,775)	(18,835,015)
Loss per share (Note 5(m))	(0.001)	(0.001)
Weighted average number of common shares outstanding	(86,892,537)	(80,892,537)

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,
(Unaudited)
(stated in Canadian dollars)

	2011	2010
	$	$
Cash provided by (used for)
Operating Activities
Net Loss for the period	(73,496)	(63,635)
Items not involving cash:
Amortization	201	224
	(73,295)	(63,411)
Net Change in Non-Cash Working Capital Items:
Accounts receivable	(41,320)	18,711
Prepaid expenses	(3,779)	(3,047)
Accounts payable and accrued liabilities	(38,451)	(34,764)
Indemnity	8,137	8,877
Interest income	(406)	(115)
Interest income received	406	115
Interest expense	9,658	10,451
Interest paid	(9,658)	(10,451)
	(148,708)	(73,634)

Financing Activities
Mortgage principal repayments	(747)	(694)
Private placements, net of issue costs	420,000	-
	419,253	(694)
Investing Activities
Acquisition of equipment	(2,301)	-
Investment in exploration and evaluation assets	(390,560)	(14,770)
	(392,861)	(14,770)

Decrease in Cash	(122,316)	(89,098)

Cash, beginning of the period	384,840	294,722

Cash, end of the period	262,524	205,624

Supplemental Disclosure:

During the period, the Company paid and received the following:

Interest paid	$9,658	$10,451
Interest received	$406	$115

The Company has also excluded from its investing activities cash flows of $13,169 (2009 - $93,423, 2008 - $126,282) in accounts payable and $4,896 (2009 - $5,220, 2008 - $5,759) in amortization relating to exploration costs.

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

1.	Nature of Business:

Getty Copper Inc. (the "Company") was incorporated under the Canada Business Corporations Act in September 1987 and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003, its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	Basis of Presentation:

The Company adopted International Financial Reporting Standards ("IFRS") on January 1, 2011, with a transition date of January 1, 2010. These unaudited condensed interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 18.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts and assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Notes 5(b), 5(h), 5(k), 5(g), 5(i) and 5(j).

The policies applied in these unaudited condensed interim financial statements are based on IFRS issued and outstanding as of June 20, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending December 31, 2011 could result in restatement of these unaudited condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS.

These unaudited condensed interim financial statements should, therefore, be read in conjunction with the Company's audited Canadian GAAP annual financial statements for the year ended December 31, 2010 and the accompanying notes. Note 18 discloses IFRS information for the year ended December 31, 2010 not provided in the 2010 annual financial statements.

The unaudited condensed interim financial statements, unless otherwise indicated, are presented in Canadian dollars, which is also the Company's functional currency.

3.	Application of New and Revised IFRSs:

Effective January 1, 2010, the Company adopted new and revised IFRSs that were issued by the IASB. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangement.

. . . 6

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

3.	Application of New and Revised IFRSs: (Continued)

a)	Amendments to IFRS 2 - Share-based Payment - Group Cash-settled Share-based Payment Transactions

The amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.

b)	Amendments to IAS 7 - Statement of Cash Flows

The amendments clarify that only expenditures that result in the recognition of an asset can be classified as cash flow from investing activities.

c)	Amendments to IAS 36 - Impairment of Assets

The amendments clarify that the largest unit to which goodwill should be allocated is the operating segments level. This amendment applies prospectively.

4.	General Information and Continuing Operations:

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a going concern. The Company has incurred losses since inception, has no source of operating revenue and at March 31, 2011, has net working capital deficit of $311,295. This includes a non-cash item of a share subscription payable in the amount of $420,000, whereby the Company will be issuing shares for exploration work completed. The Company has been and remains dependent on its capacity to raise funds via equity issuances under terms that are consistent with the best interests of shareholders in order to finance its operations. These financial statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a going concern basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

5.	Significant Accounting Policies:

The significant accounting policies used in the preparation of these unaudited condensed interim financial statements are described below:

a)	Cash

Cash consists of funds held in the Company's chequing and savings account that do not have any restrictions placed on them.

. . . 7

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

b)	Property, Building and Equipment

Property, building and equipment are recorded at cost net of accumulated amortization. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

c)	Exploration Tax Credits

Exploration tax credits are recorded as a reduction in exploration costs as the costs are incurred.

d)	Flow-through Financing

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

e)	Measurement of Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include accounting for doubtful accounts receivable, property, building and equipment, exploration and evaluation assets, and share-based payment.

Depreciation and depletion of property, building and equipment are dependent upon estimates of useful and reserve estimates, both of which are determined with the exercise of judgement. The assessment of any impairment of property, building and equipment is dependent upon estimates of recoverable amounts that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

f)	Share-based Payments

The Company grants stock options to buy common shares of the Company to Directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

. . . 8

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

f)	Share-based Payments (Continued)

The fair value of the options is measured at grant date using the Black-Scholes option pricing model and is recognized as an expense with a corresponding increase to contributed surplus. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. When the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

g)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the income statement.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that future tax assets will be recovered, it provides a valuation allowance against the excess.

The following temporary difference does not result in deferred tax assets or liabilities:

  The initial recognition of assets or liabilities that do not affect accounting or taxable profit.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

h)	Exploration and Evaluation Assets

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned or management has determined there to be impairment, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Exploration and evaluation assets are recorded at cost less accumulated impairment losses. Direct costs include any cash consideration and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

The recorded amounts of property claim acquisitions, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

. . . 9

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

h)	Exploration and Evaluation Assets (Continued)

The Company reviews capitalized costs on its property interests at each statement of financial position date for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current market value may also be based upon a review of other property transactions that have occurred in the same geographical area as that of the property under review.

Administrative costs are expensed as incurred.

i)	Impairment (Retirement of Long-Lived Assets)

The Company's long-lived assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

j)	Financial Assets

Financial assets are classified into one of four categories:

  Fair value through profit or loss ("FVTPL");

  Held-to-maturity ("HTM");

  Available-for-sale ("AFS"); and

  Loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

i)	FVTPL Financial Assets

Financial assets are classified as FVTPL when the financial asset is held-for-trading or is designated as FVTPL.

. . . 10

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

j)	Financial Assets (Continued)

i)	FVTPL Financial Assets (Continued)

A financial asset is classified as held-for-trading if:

  It has been acquired principally for the purpose of selling in the near future;

  It is part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking; or

  It is a derivative that is not designated and effective as a hedging instrument.

Financial assets classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset.

The Company has classified cash and cash equivalents as held-for-trading.

ii)	HTM Financial Assets

HTM assets are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as HTM.

iii)	AFS Financial Assets

Short-term investments and other assets held by the company are classified as AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized in other comprehensive income and are accumulated in the investment's revaluation reserve. To date, these gains and losses have not been significant due to the nature of the underlying investment. Impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in profit or loss rather than equity. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment's revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date. The change in fair value attributable to translation differences on amortized cost of debt instruments is recognized in profit or loss, while other changes are recognized in equity.

The Company does not have any assets classified as AFS.

iv)	Loans and Receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

. . . 11

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

j)	Financial Assets (Continued)

iv)	Loans and Receivables (Continued)

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The Company has classified accounts receivable as loans and receivables.

v)	Effective Interest Method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

vi)	Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  Significant financial difficulty of the issuer or counterparty;

  Default or delinquency in interest or principal payments; or

  It has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of the estimated future cashflows, discounted at the financial asset's original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

. . . 12

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

j)	Financial Assets (Continued)

vi)	Impairment of Financial Assets (Continued)

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

vii)	Derecognition of Financial Assets

A financial asset is derecognized when:

  The contractual right to the asset's cashflow expire; or

  If the company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

k)	Financial Liabilities and Equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

i)	Other Financial Liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Company has classified accounts payable and accrued liabilities, indemnity and mortgage payable as other financial liabilities.

ii)	Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when, and only when, the Company's obligations are discharged, cancelled or they expire.

. . . 13

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

5.	Significant Accounting Policies: (Continued)

l)	Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year.

m)	Loss per Share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

n)	Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in amortization expense. The costs capitalized to the related assets are amortized in a manner consistent with the amortization and depreciation of the related asset. At March 31, 2011 and 2010, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

o)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

6.	Exploration and Evaluation Assets:

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the three months ending March 31, 2011 amounted to $1,171 (2010 - $1,224).

During the three months ending March 31, 2011, the Company incurred $391,731 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology	150,000	-	151,939	76,939	-	378,878
Metallurgy	-	-	809	810	-	1,619
Other	1,265	108	4,848	4,797	216	11,234
Total exploration & development costs	$$151,265	$$108	$$157,596	$$82,546	$$216	$$391,731

. . . 14

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

As at March 31, 2011, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	941,243	37,303	1,950,799	414,011	157,304	3,500,660
Metallurgy	525	-	972,883	15,324	-	988,732
Other	797,107	17,371	991,108	240,827	140,005	2,186,418
Total exploration & development costs	$1,962,067	$57,724	$9,001,535	$1,379,076	$398,239	$12,798,641
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,995,277	169,570	9,353,932	2,448,210	512,122	14,479,111
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$265,147	$112,935	$2,812,626	$1,647,504	$126,056	$4,964,268

As at December 31, 2010, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	791,243	37,303	1,798,860	337,072	157,304	3,121,782
Metallurgy	525	-	972,074	14,514	-	987,113
Other	795,842	17,263	986,260	236,030	139,789	2,175,184
Total exploration & development costs	$1,810,802	$57,616	$8,843,939	$1,296,530	$398,023	$12,406,910
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,844,012	169,462	9,196,336	2,365,664	511,906	14,087,380
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$113,882	$112,827	$2,655,030	$1,564,958	$125,840	$4,572,537

The Company acquired a 100% interest in the Getty North Property in 1992 from Robak Industries Ltd. ("Robak") and Masco Capital Inc. ("Masco"), two private corporations controlled by the Company's then President. As consideration, the Company issued 4,608,492 common shares to each of the private corporations involved, subject to the Company obtaining a valuation on the property establishing a minimum value of $2,304,246 and the approval of the securities commission in existence at that time. The property is subject to a 1.5% net smelter return royalty in favour of Robak.

The Getty Northwest property claims were acquired by the Company through staking this property. This property is also subject to a 1.5% net smelter return royalty in favour of Robak.

. . . 15

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak.  Certain terms and conditions laid out on this original contract were not met and on November 8, 2002, the Company and Robak terminated the original agreement and entered into a subsequent agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest mineral rights and a 50% interest in the Getty South mineral rights in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed to pay 100% of the costs to place the Getty South mineral rights into production and granted a 1.5% net smelter royalty on all of these claims in favour of Robak.

During 2010, the Company entered into a Letter of Intent (“LOI”) with Effisolar Energy Ltd. (“Effisolar”) allowing it to earn up to 51% interest in Getty North, Getty South, and Getty West (“Property”) and to form a joint venture for further exploration upon completion of the conditions listed in the LOI. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the properties. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since the deadline has passed without a formal agreement being signed, the Company is obligated to issue 1,400,000 shares (see Note 16).

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to its properties are in good standing.

7.	Property, Building and Equipment:

	Automotive	Computer	Computer	Office	Portable	Building	Land	Totals
	equipment	equipment	software	equipment	buildings
Cost
Balance, January 1, 2010	$29,318	$98,540	$74,359	$54,407	$12,112	$178,124	$22,322	$469,182
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2010	29,318	98,540	74,359	54,407	12,112	178,124	22,322	469,182
Additions	-	2,301	-	-	-	-	-	2,301
Disposals	-	-	-	-	-	-	-	-
Balance, March 31, 2011	$29,318	$100,841	$74,359	$54,407	$12,112	$178,124	$22,322	$471,483
								-
Depreciation and impairment losses								-
Balance, January 1, 2010	$29,053	$97,314	$74,359	$49,985	$12,112	$71,250	-	$334,073
Depreciation for the year	80	551	-	884	-	4,275	-	5,790
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2010	29,133	97,865	74,359	50,869	12,112	75,525	-	339,863
Depreciation for the period	14	155	-	177	-	1,026	-	1,372
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, March 31, 2011	$29,147	$98,020	$74,359	$51,046	$12,112	$76,551	$-	$341,235

Carrying Amounts
At January 1, 2010	$265	$1,226	$-	$4,422	$-	$106,874	$22,322	$135,109
At December 31, 2010	$185	$675	$-	$3,538	$-	$102,599	$22,322	$129,319
At March 31, 2011	$171	$2,821	$-	$3,361	$-	$101,573	$22,322	$130,248

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

7.	Property, Building and Equipment: (Continued)

The Company owns land and office/storage building in Logan Lake. The premises are used for core storage, field offices and vehicle storage. The property is encumbered by a mortgage in the amount of $81,911 as of March 31, 2011 (see Note 10).

8.	Provisions:

The below provision is an accrual of accounting and audit fees.

Balance, January 1, 2010	$22,400
Increase	-
Decrease	$(4,400)
Balance, December 31, 2010	18,000
Increase	-
Decrease	-
Balance, March 31, 2011	$18,000

9.	Indemnity:

In April, 2009, the Company reached a settlement with one of its Directors to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former Directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the Director's company, Robak, and the Company. The settlement was premised on the fact that the Director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the Director will be entitled to receive $650,000 by way of a secured debenture of $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc.).

During the previous year, the Company paid $50,000 of the outstanding principal balance and $59,671 of the accrued interest on the balance. Indemnity is not secured by any of the Company's assets.

10.	Mortgage Payable:

The mortgage payable is associated with the Logan property (see Note 7).

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2011	$3,131
2012 (due on October 1, 2012)	78,780

. . . 17

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

11.	Income Taxes:

A reconciliation of Canadian income taxes at statutory rate is as follows:

	March 31, 2011	March 31, 2010
Statutory rate	28.5%	31.0%
Tax rate change	(2.0)	(1.0)
Unrecognized benefit of current year's tax losses	(26.5)	(30.0)
Effective rate of tax recovery	0	0

The significant components of the Company's future income tax assets are as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Future income tax assets:

Mineral properties	$697,200	$620,800	$646,971
Non-capital loss carryforwards	1,573,300	1,462,700	1,573,136
Equipment	96,800	92,400	94,599
Share issue cost	9,000	9,000	-
	2,376,300	2,184,900	2,314,706
Valuation allowance	(2,376,300)	(2,184,900)	(2,314,706)
Net future tax assets	$-	$-	$-

At March 31, 2011, the Company has approximately $5,937,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2014	563,000
2025	622,000
2026	1,133,000
2027	2,121,000
2028	205,000
2029	924,000
2030	306,000
2031	63,000
$5,937,000

Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,441,560 available to reduce taxable income in future years.

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

The Company renounces exploration expenditures to investors in the flow-through shares and also claims refundable tax credits relating to exploration work from the Government of British Columbia.

. . . 18

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

12.	Share Capital:

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, January 1, 2010	80,892,537	$21,409,542
	Shares issued by private placement	6,000,000	720,000
	Share issue costs	-	(65,340)
	Balance December 31, 2010 (unchanged March 31, 2011)	86,892,537	$22,064,202

In December 2010, the Company completed a non-brokered private placement of 6,000,000 shares at a price of $0.12 each for proceeds of $720,000. The Company paid $36,935 in cash and issued 325,000 warrants as finder's fees with a fair value of $28,405. The fair value of the agents' warrants is estimated using Black-Scholes model with weighted average assumption as follows:

Risk free interest rate	1.65%
Expected life of warrants in years	1.5 years
Expected volatility	189.26%
Dividend per share	$0.00

Warrants – continuity

The following is a summary of changes in warrants from January 1, 2010 to December 31, 2010:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	January 1,				Dec. 31,
		2010				2010
June 13, 2012	0.12	-	325,000	-	-	325,000
Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	-

The following is a summary of changes in warrants from January 1, 2010 to March 31, 2011:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	January 1,				Mar. 31,
		2011				2011
June 13, 2012	0.12	325,000	-	-	-	325,000
Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	1.25

. . . 19

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

12.	Share Capital: (Continued)

Share purchase options – continuity

The following is a summary of changes in share purchase options from January 1, 2010 to December 31, 2010:

		Number			Number of
Expiry	Exercise	of	Issued	Cancelled	Options
Date	Price	Options			Dec. 31,
	$	January 1,			2010
		2010
Aug. 14, 2014	0.10	3,325,000	-	-	3,325,000
		3,325,000	-	-	3,325,000

The following is a summary of changes in share purchase options from January 1, 2011 to March 31, 2011:

		Number			Number of
Expiry	Exercise	of	Issued	Cancelled	Options
Date	Price	Options			Mar. 31,
	$	January 1,			2011
		2011
Aug. 14, 2014	0.10	3,325,000	-	-	3,325,000
		3,325,000	-	-	3,325,000

At the Company's 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. As of April 30, 2011, no new options were issued and the outstanding options were neither cancelled nor exercised.

The fair value of the stock options is estimated using Black-Scholes model with weighted average assumption as follows:

	2010	2009	2008
Risk free interest rate	-	3.05%	2.95%
Expected life of options in years	-	5 years	5 years
Expected volatility	-	178%	172%
Dividend per share	-	$0.00	$0.00
Share-based compensation	-	$160,238	$90,867

There is no estimated compensation cost to record for the three months ending March 31, 2011 as there were no new options issued during the period and all the previously issued options have fully vested. During 2009, the Company recorded $124,022 for the options issued during the year and $36,216 on the options issued during 2008. During 2008, the Company recorded $90,867 for the options issued and that vested immediately.

. . . 20

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

13.	Contributed Surplus:

The continuity of contributed surplus is as follows:

	2011	2010
Balance at beginning of January 1	$1,232,430	$1,204,025
Share-based compensation
Fair value of the agents warrants issued
Balance at March 31	$1,232,430	$1,204,025

14.	Capital Management:

The Company manages its capital structure and makes adjustments to it based on available funds in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders' equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt. In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ending March 31, 2011. The Company is not subject to externally imposed capital requirements.

15.	Financial Risk Factors:

The Company's risk exposures and the impact on its financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis.

Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

. . . 21

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

15.	Financial Risk Factors: (Continued)

b)	Liquidity Risk (Continued)

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets.

c)	Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. The Company currently has no assets or liabilities subject to fluctuating rates of interest and consequently, the Company is of the opinion that interest rate risk is currently nominal.

16.	Commitments and Contingencies:

During 2010, the Company entered into an interim legal agreement with Effisolar which was terminated by the end of the year. Per the agreement, Effisolar was responsible for paying for a geophysical survey carried out on Getty North and South properties by Quantec Geoscience. The Company agreed to pay back Effisolar for Quantec invoices by issuing the Company's shares at a deemed value of $0.30 per share to a maximum of 1,400,000 shares.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

17.	Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and Directors of the Company and companies or professional firms with which officers or Directors are associated:

	March 31, 2011	March 31, 2010
Accounts payable and accrued liabilities	$6,789	$2,103
Indemnity	559,584	634,225
Exploration and development costs incurred	7,582	8,003

Expenses:
Management fees	7,500	7,500
Professional fees	13,919	2,103
Rent	1,500	1,500
Interest expense	9,584	-

These transactions are in the normal course of operations and are measured at fair value as determined by management.

. . . 22

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

18.	First-Time Adoption of International Financial Reporting Standards:

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

a)	Share-based Payment Transactions

IFRS encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

b)	Estimates

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company's IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not significantly changed the Company's actual cash flows, it has resulted in changes to the Company's reported financial position and results of operations. In order to allow the users of financial statements to better understand these changes, the Company's Canadian GAAP statements of operations, statement of comprehensive profit, statement of financial position and statement of cash flows for the quarter ended March 31, 2010 and the year ended December 31, 2010 have been reconciled with IFRS, with the resulting differences explained.

c)	Share-based Payment

IFRS

  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches; and

  Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

. . . 23

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

18.	First-Time Adoption of International Financial Reporting Standards: (Continued)

c)	Share-based Payment (Continued)

Canadian GAAP

  The fair value of stock-based awards with graded vesting are calculated as one grand and the resulting fair value is recognized on a straight-line basis over the vesting period; and

  Forfeitures of awards are recognized as they occur.

d)	Deferred Tax Asset/Liability

IFRS

  All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

  Deferred tax assets and liabilities can be classified as current or non-current as appropriate.

This did not result in any change on the reconciliation as all deferred tax assets had a valuation allowance bringing to future tax asset to zero.

e)	Accounts Payable, Accrued Liabilities and Provisions

IFRS

  A provision is a liability of uncertain timing or amount. Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure.

Canadian GAAP

  Accounts payable, accrued liabilities and provisions are disclosed on the statement of financial position as a single line item.

f)	Impairment

IFRS

  If indication of impairment is identified, the asset's carrying value is compared to the asset's discounted cash flows. If the discounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between the discounted cash flows and carrying value.

. . . 24

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

18.	First-Time Adoption of International Financial Reporting Standards: (Continued)

f)	Impairment (Continued)

Canadian GAAP

  If indication of impairment is identified, the asset's carrying value is compared to the asset's undiscounted cash flows. If the undiscounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between discounted cash flows and the carrying value.

The Company completed an impairment review of its assets at January 1, 2010 and concluded that assets were not impaired in accordance with IFRS. There was no impairment of assets at December 31, 2010.

g)	Presentation

The presentation of cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP.

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

. . . 25

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
ASSETS			IFRS

Current assets
Cash		294,722		294,722
Accounts receivable		22,291		22,291
Prepaid expenses		17,993		17,993
		335,006		335,006

Mineral Rights		4,418,618		4,418,618

Property, building and equipment		135,109		135,109
		4,888,733		4,888,733

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	e	335,684	(22,400)	313,284
Provisions	e		22,400	22,400
Current portion of mortgage payable		2,856		2,856
		338,540		338,540

Indemnity		625,348		625,348
Mortgage payable		82,658		82,658
		708,006		708,006
		1,046,546		1,046,546
SHAREHOLDERS' EQUITY

Share Capital		21,409,542		21,409,542
Contributed surplus		1,204,025		1,204,025
Deficit		(18,771,380)		(18,771,380)
		3,842,187		3,842,187
		4,888,733		4,888,733

. . . 26

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The Canadian GAAP statement of financial position at March 31, 2010 has been reconciled to IFRS as follows:

		March 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
ASSETS			IFRS

Current assets
Cash		205,624		205,624
Accounts receivable		3,580		3,580
Prepaid expenses		21,040		21,040
		230,244		230,244

Exploration and evaluation assets		4,434,612		4,434,612

Property, building and equipment		133,661		133,661
		4,798,517		4,798,517

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	e	300,920	(9,000)	291,920
Provisions	e		9,000	9,000
Current portion of mortgage payable		2,909		2,909
		303,829		303,829

Indemnity		634,225		634,225
Mortgage payable		81,911		81,911
		716,136		716,136
		1,019,965		1,019,965
SHAREHOLDERS' EQUITY

Share Capital		21,409,542		21,409,542
Contributed surplus		1,204,025		1,204,025
Deficit		(18,835,015)		(18,835,015)
		3,778,552		3,778,552
		4,798,517		4,798,517

. . . 27

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
ASSETS			IFRS

Current assets
Cash		384,840		384,840
Accounts receivable		10,978		10,978
Prepaid expenses		18,663		18,663
		414,481		414,481

Exploration and evaluation assets		4,572,537		4,572,537

Property, building and equipment		129,319		129,319
		5,116,337		5,116,337

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	e	263,879	(18,000)	245,879
Provisions	e		18,000	18,000
Current portion of mortgage payable		3,074		3,074
		266,953		266,953

Indemnity		551,447		551,447
Mortgage payable		79,584		79,584
		631,031		631,031
		897,984		897,984
SHAREHOLDERS' EQUITY

Share Capital		22,064,202		22,064,202
Contributed surplus		1,232,430		1,232,430
Deficit		(19,078,279)		(19,078,279)
		4,218,353		4,218,353
		5,116,337		5,116,337

. . . 28

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The Canadian GAAP income statement of comprehensive income for the three months ended March 31, 2010 have been reconciled to IFRS as follows:

		3 months ended March 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
Revenue			IFRS

Rent		-		-

Expenses
Amortization		224		224
Bank charges & interest		73		73
Filing fees		1,250		1,250
Interest - long term		10,451		10,451
Insurance		702		702
Management fees		7,500		7,500
Marketing & promotion		195		195
Office & miscellaneous		972		972
Professional fees		24,785		24,785
Rent		1,500		1,500
Share-based compensation		-		-
Telephone		2,407		2,407
Transfer fees		2,775		2,775
Travel		1,496		1,496
Wages & benefits		9,420		9,420
				-
Interest		(115)		(115)

		63,635		63,635

Net Loss and comprehensive loss		(63,635)		(63,635)

Deficit, beginning		(18,771,380)		(18,771,380)
		(18,835,015)		(18,835,015)
Loss per share		(0.001)		(0.001)

Number of common shares outstanding		80,892,537		80,892,537

. . . 29

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

		12 months ended December 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
Revenue			IFRS

Rent		-		-

Expenses
Amortization		895		895
Bank charges & interest		362		362
Filing fees		21,312		21,312
Interest - long term		41,990		41,990
Insurance		2,881		2,881
Management fees		30,000		30,000
Marketing & promotion		1,823		1,823
Office & miscellaneous		8,184		8,184
Professional fees		153,698		153,698
Property tax		5,255		5,255
Rent		6,000		6,000
Share-based compensation		-		-
Telephone		8,683		8,683
Transfer fees		8,784		8,784
Travel		6,725		6,725
Wages & benefits		38,128		38,128
		(334,720)		(334,720)
Other Income
Interest income		373		373
Miscellaneous income		27,448		27,448

Net Loss and comprehensive loss		(306,899)		(306,899)

Deficit, beginning		(18,771,380)		(18,771,380)
		(19,078,279)		(19,078,279)
Loss per share		(0.004)		(0.004)

Weighted average number of common shares outstanding		81,188,428		81,188,428

. . . 30

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The reconcilliation of the statement of cash flows for the three months ended March 31, 2010:

		March 31, 2010 (3 months)
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
			IFRS

Operating Activities
Net loss for the period		(63,635)		(63,635)
Adjustments to net loss
Amortization - administration		224		224
Stock option compensation		-		-
Interest income	g	-	(115)	(115)
Interest income received	g	-	115	115
Interest expense	g	-	10,451	10,451
Interest paid	g	-	(10,451)	(10,451)

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable		18,711		18,711
Decrease (increase) in prepaid expenses		(3,047)		(3,047)
Increase (decrease) in accounts payable	e	(34,764)	13,400	(21,364)
Increase (decrease) in provisions	e	-	(13,400)	(13,400)
Increase (decrease) in Indemnity payable		8,877		8,877
		(73,634)		(73,634)

Cash flows from financing activities
Mortgage principal repayments		(694)		(694)

Cash flows used in investing activities
Investment in exploration and evaluation assets		(14,770)		(14,770)

Net increase (decrease) in cash		(89,098)		(89,098)

Cash and cash equivalents
Beginning of period		294,722		294,722

Cash and cash equivalents
End of period		205,624		205,624

. . . 31

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

GETTY COPPER INC.

First-Time Adoption of International Financial Reporting Standards

The reconciliation of the statement of cash flows for the twelve months ended December 31, 2010:

		December 31, 2010 (12 months)
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
			IFRS

Operating Activities
Net loss for the period		(306,899)		(306,899)
Adjustments to net loss
Amortization - administration		895		895
Stock option compensation		-		-
Interest income	g	-	(373)	(373)
Interest income received	g	-	373	373
Interest expense	g	-	65,891	65,891
Interest paid	g	-	(65,891)	(65,891)

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable		11,313		11,313
Decrease (increase) in prepaid expenses		(670)		(670)
Increase (decrease) in accounts payable	e	8,449	4,400	12,849
Increase (decrease) in provisions	e	-	(4,400)	(4,400)
Increase (decrease) in Indemnity payable		(73,901)		(73,901)
		(360,813)		(360,813)

Cash flows from financing activities
Mortgage principal repayments		(2,856)		(2,856)
Private placements, net of issue costs		683,065		683,065
		680,209		680,209
Cash flows used in investing activities
Investment in exploration and evaluation assets		(229,278)		(229,278)

Net increase (decrease) in cash		90,118		90,118

Cash and cash equivalents
Beginning of period		294,722		294,722

Cash and cash equivalents
End of period		384,840		384,840

. . . 32

GETTY COPPER INC.
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2011 and 2010
(Unaudited)
(stated in Canadian dollars)

19.	Difference between Canadian and United States Accounting Principles:

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with IFRS in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)	Exploration and Evaluation Assets

Under IFRS, costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned. If there is an indication of impairment, the mineral rights are written-down to their estimated recoverable amounts. Under US GAAP, all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently. There have been no acquisition costs associated with mineral claims since 2003.

b)	Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, "Accounting for Income Taxes" (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes, the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore, all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required IFRS treatment of flow-through share issuances and renunciations in previous years.

c)	Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price and when their release was contingent upon the performance of the issuer and/or recipient. Under IFRS, no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time. Accordingly, no future US/Canadian GAAP differences are expected to occur in this area.

. . . 33